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CUSIP No. 46114R 10 6

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                  InterVU Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   46114R 10 6
                                   -----------
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      General Electric Company
      14-0689340

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not applicable.                                       (a)  [ ]
                                                            (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York



                        5     SOLE VOTING POWER             Disclaimed
                                                           (See 9 below)

      NUMBER OF
       SHARES           6     SHARED VOTING POWER           N/A
    BENEFICIALLY
      OWNED BY
        EACH            7     SOLE DISPOSITIVE POWER        Disclaimed
      REPORTING                                            (See 9 below)
     PERSON WITH
                        8     SHARED DISPOSITIVE POWER      N/A


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Beneficial ownership of all shares is disclaimed by General
      Electric Company.

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES          [  ]

      Not applicable.

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Not applicable  (See 9 above).

12    TYPE OF REPORTING PERSON

      C0

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      National Broadcasting Company, Inc.
      14-1682529

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not applicable.                                       (a)  [ ]
                                                            (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware



                        5     SOLE VOTING POWER             806,144*

      NUMBER OF
       SHARES           6     SHARED VOTING POWER           210,526
    BENEFICIALLY
      OWNED BY
        EACH            7     SOLE DISPOSITIVE POWER        806,144*
     PERSON WITH                                            (See 9 below)


                        8     SHARED DISPOSITIVE POWER      210,526


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,016,670

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES          [  ]

      Not applicable.

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.36%

12    TYPE OF REPORTING PERSON

      C0


* On an as-converted basis as holder of 1,280,000 shares of Series G Preferred Stock of the Issuer, which shares are convertible into shares of Common Stock of the Issuer at a ratio of .6298 to 1.

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      NBC Multimedia, Inc.
      13-3716867

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not applicable.                                       (a)  [ ]
                                                            (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware



                        5     SOLE VOTING POWER             0

      NUMBER OF
       SHARES           6     SHARED VOTING POWER           210,526
    BENEFICIALLY
      OWNED BY
        EACH            7     SOLE DISPOSITIVE POWER        0
     PERSON WITH                                            (See 9 below)


                        8     SHARED DISPOSITIVE POWER      210,526


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      210,526


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES          [  ]

      Not applicable.

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.73%

12    TYPE OF REPORTING PERSON

      C0

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Item 1(a)   Name of Issuer:   InterVU Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:

            6815 Flanders Drive, Suite 200
            San Diego, California 92121

Item 2(a)   Name of Person Filing:

            General Electric Company ("GE")
            National Broadcasting Company, Inc. ("NBC")
            NBC Multimedia, Inc. ("NBC Multimedia")

      NBC Multimedia, Inc. is a wholly-owned subsidiary of National Broadcasting Company, Inc., which is a wholly-owned subsidiary of National Broadcasting Company Holding, Inc., which is a wholly-owned subsidiary of General Electric Company.


Item 2(b)   Address of Principal Business Office or, if none, Residence:

            GE:               3135 Easton Turnpike, Fairfield, CT
            NBC:              30 Rockefeller Plaza, New York, NY
            NBC Multimedia:   30 Rockefeller Plaza, New York, NY


Item 2(c)   Citizenship:

            GE:               New York corporation
            NBC:              Delaware corporation
            NBC Multimedia:   Delaware corporation


Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share


Item 2(e)   CUSIP Number:

            46114R 10 6

ITEM 3. If this statement is filed pursuant to ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act.

            (b)   [  ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)   [  ]  Insurance company as defined in Section
            13(a)(19) of the Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

            (e) [ ] An investment adviser in accordance with s. 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with s. 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with s. 240.13d-1(b)(1)(ii)(G);

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            (h)   [  ]  A savings association as defined in Section 3(b)
            of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            [j]   [  ]  Group, in accordance with s. 240.13d-
            1(b)(1)(ii)(H).

      If this statement is filed pursuant to s. 240.13d-1(c), check this box [ ].

      Not applicable.


Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

      (a)-(c). The response of GE, NBC and NBC Multimedia to Items 5, 6, 7, 8, 9 and 11 of each of their respective Cover Pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated herein by reference.

      GE hereby disclaims beneficial ownership of the Common Stock of the Issuer owned by NBC and NBC Multimedia. In addition, National Broadcasting Company Holding, Inc., the intermediate parent of NBC, disclaims beneficial ownership of the Common Stock of the Issuer owned by NBC and by NBC Multimedia.



Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another
      Person.

      Not applicable.


Item 7. Identification and Classification of the Subsidiary which
      Acquired the Security Being Reported on By the Parent Holding
      Company.

      Not applicable.


Item 8. Identification and Classification of Members of the Group.

      Not applicable.

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Item 9. Notice of Dissolution of Group.

      N/A



Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        GENERAL ELECTRIC COMPANY



                        By:    /s/ Robert E. Healing
                               ---------------------------
                        Name:  Robert E. Healing
                        Title: Corporate Counsel

                        Dated: February 11, 1999

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        NATIONAL BROADCASTING COMPANY, INC.



                        By:    /s/ Richard Cotton
                               ------------------
                        Name:  Richard Cotton
                        Title: Executive Vice President

                        Dated: February 11, 1999

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        NBC MULTIMEDIA, INC.



                        By:    /s/ Martin Yudkovitz
                               --------------------
                        Name:  Martin Yudkovitz
                        Title: President

                        Dated: February 11, 1999

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                                  EXHIBIT LIST

     EXHIBIT NO.                    TITLE                      PAGE NO.
     -----------                    -----                      --------

          A           Joint Filing Agreement dated               12
                      February 11, 1999 among GE,
                      NBC and NBC Multimedia

          24          Power of Attorney of General             Exhibit 24
                      Electric Company, dated as of
                      February 8, 1999, naming certain
                      persons as attorney-in-fact



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                                                               EXHIBIT A

                         JOINT FILING AGREEMENT

     This will confirm the agreement by and among all of the undersigned that a statement may be filed on behalf of each of the undersigned persons by General Electric Company with respect to the Common Stock of InterVU Inc. Further, each of the undersigned agrees that General Electric Company, by any of its duly elected officers, shall be authorized to sign from time to time on behalf of the undersigned, any amendments to this Schedule 13G or any statements on Schedule 13G relating to InterVU Inc. which may be necessary or appropriate from time to time.

Date: February 11, 1999



                        GENERAL ELECTRIC COMPANY


                        By:    /s/Robert E. Healing
                               ----------------------
                        Name:  Robert E. Healing
                        Title: Corporate Counsel




                        NATIONAL BROADCASTING COMPANY, INC.


                        By:    /s/ Richard Cotton
                               ------------------
                        Name:  Richard Cotton
                        Title: Executive Vice President




                        NBC MULTIMEDIA, INC.


                        By:    /s/ Martin Yudkovitz
                               --------------------
                        Name:  Martin Yudkovitz
                        Title: President